Via EDGAR

October 7, 2025

U.S, Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Spitz and Michael Volley

RE: Stifel Financial Corp.

Form 10-K for Fiscal Year Ended December 31, 2024

Form 8-K, filed July 30, 2025

File No. 001-09305

Dear Messrs. Spitz and Volley:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” “we,” “us” or similar terms) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 29, 2025.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2024

IV. Deposits, page 48

1.	Please revise your future filings to disclose the information required by Item 1406(e) and (f) of Regulation S-K, the extent material.

Response:

In response to the Staff’s comment, we acknowledge the requirements of Item 1406 of Regulation S-K and, to the extent material, will include the information required by Item 1406(e) and (f) of Regulation S-K in our Annual Report on Form 10-K for the fiscal year ending December 31, 2025 and subsequent filings.

Note 25 – Income Taxes, page 120

2.

We note your disclosure of $57 million in NOL’s and your recognition of a deferred tax asset valuation allowance of $57 million at December 31, 2024. We also note your disclosure about your “ability to carry back certain tax attributes against prior year taxable income for tax years before 2024 and to carry forward net operating losses indefinitely after 2024, and expectations of future taxable income, which is supported by a history of cumulative income.” Please tell us in detail and revise your future filings, here or in the MD&A, to provide additional information regarding the specific component(s) to which the material amount of deferred tax asset valuation allowance relates and clarify the negative evidence considered under ASC 740-10-30 which resulted in the recognition of a deferred tax asset valuation allowance. Further, disclose the portion of the NOL’s that do not require a valuation allowance if material.

Response:

The material amount of the deferred tax asset valuation allowance relates to the net operating loss carryforwards in our foreign jurisdictions, primarily in the UK, Germany, and Canada. These foreign net operating loss carryforwards total $46 million of the deferred tax asset valuation allowance at December 31, 2024. The negative evidence considered was the three-year cumulative loss analysis at the entity and jurisdictional level. We could not identify enough positive evidence, through forecasts, the reversal of deferred tax liabilities, or tax planning strategies to overcome the negative evidence from the three-year cumulative loss.

In addition, $6 million of the deferred tax asset valuation allowance relates to other foreign components of the deferred tax asset at December 31, 2024, primarily deferred compensation from restricted stock units and cash debentures. The negative evidence considered here was the three-year cumulative loss analysis as well.

We have an additional $5 million federal and state net operating loss carryforwards included in the deferred tax asset valuation allowance at December 31, 2024. The negative evidence considered for these domestic loss carryforwards included a significant loss utilization limit under IRC Section 382 that will restrict the use of the net operating loss carryforwards before they expire and a three-year cumulative loss analysis for a separate entity filing state returns.

We have approximately $5.8 million of net operating loss carryforwards that do not require a valuation allowance at December 31, 2024.

In response to the Staff’s comment, we will revise our future filings starting with our Annual Report on Form 10-K for the year ended December 31, 2025, in either the footnotes to the audited financial statements or in MD&A, to provide additional information regarding the specific component(s) to which the material amount of deferred tax asset valuation allowance relates and clarify the negative evidence considered under ASC 740-10-30 which resulted in the recognition of a deferred tax asset valuation allowance. In addition, to the extent material, we will revise future filings starting with our Annual Report on Form 10-K for the year ended December 31, 2025, to disclose the portion of the NOL’s that do not require a valuation allowance.

Form 8-K, filed July 30, 2025

Exhibit 99.2, page 4

3.

We note disclosure on page 4 of your “Non-GAAP Consolidated Results of Operations” which represents a full income statement of non-GAAP measures. Please revise your future filings to remove the presentation of your full non-GAAP income statement. Refer to Question 102.10(a) of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

Response:

In response to the Staff’s comment, we will revise our future filings to remove the presentation of our full non-GAAP income statement starting with the Quarterly Financial Supplement for the quarter ended September 30, 2025 that will be included as Exhibit 99.2 to our Current Report on Form 8-K, and in other applicable future filings.

4.

While you label certain groups of information as non-GAAP, we note your non-GAAP financial measures have the same line-item names as the related GAAP financial measure (e.g., net revenues, earnings per diluted common share, etc.). Please revise the description of each non-GAAP financial measure in future filings to use a different line-item name, for example, adjusted net revenues, adjusted earnings per diluted common share, etc. Refer to Question 100.05 of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

Response:

In response to the Staff’s comment, we will update our future filings to revise the description of each non-GAAP financial measure using a different line-item name, for example, adjusted net revenues, adjusted net income. adjusted earnings per diluted common share, adjusted earnings per diluted common share available to common shareholders, etc., starting with the Quarterly Financial Supplement for the quarter ended September 30, 2025 that will be included as Exhibit 99.2 to our Current Report on Form 8-K, and in other applicable future filings.

*****

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-7452.

Sincerely,

/s/ James M. Marischen
James M. Marischen
Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

Mark P. Fisher, Senior Vice President and General Counsel